UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed acquisition of Cascade Corporation (“Cascade”) by Toyota Industries Corporation (“TICO”) pursuant to the terms of an Agreement and Plan of Merger, dated October 22, 2012 (the “Merger Agreement”), by and among Cascade, TICO, and Industrial Components and Attachments II, Inc. (“Purchaser”), an indirect wholly owned subsidiary of TICO:

(i)	Joint letter to Cascade customers dated October 30, 2012, issued by Cascade and TICO.

Important Information

The tender offer by Purchaser has not commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Cascade common stock or other securities. At the time the tender offer is initiated, TICO and Purchaser will file, or cause to be filed, with the Securities and Exchange Commission (the “SEC”) and mail to Cascade shareholders a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Cascade will file with the SEC and mail to its shareholders a Solicitation/Recommendation Statement on Schedule 14D-9. These materials will contain important information about TICO, Purchaser, Cascade, the tender offer, other transactions contemplated by the Merger Agreement, and other related matters. Cascade shareholders and other investors are urged to carefully read each of these documents when they become available because they will contain very important information. Free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement, and other documents filed with the SEC by TICO, Purchaser and Cascade will be available through the website maintained by the SEC at www.sec.gov, or by contacting Cascade investor relations at 2201 N.E. 201st Ave. Fairview, Oregon 97024-9718, Tel No. (503) 669-6210.

Forward-Looking Statements

Statements in these communications concerning the proposed acquisition of Cascade by TICO, benefits of the transaction, and any other statements about future expectations, beliefs, plans or prospects constitute forward-looking statements. For additional information concerning forward-looking statements, please read the disclosure under the heading “Forward-Looking Statements” in Cascade’s Annual Report on Form 10-K for the year ended January 31, 2012, which has been filed with the SEC. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results could differ materially from those stated in or implied by forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, any failure to meet certain conditions to the tender offer and merger transactions contemplated by the Merger Agreement, the possible occurrence of extraordinary events adversely affecting Cascade, any inability on the part of TICO to successfully complete the tender offer and acquire Cascade, the effects of changes in the global or local market for Cascade’s products, and other factors found under the heading “Risk Factors” in Cascade’s Annual Report on Form 10-K. Forward-looking statements included in these communications speak only as of the date thereof and, except as may be required by law, Cascade does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after such date.

(i) Joint letter to Cascade customers dated October 30, 2012, issued by Cascade and TICO.

October 30, 2012

Dear Cascade Customer,

Toyota Industries Corporation (TICO) and Cascade Corporation (Cascade) share a commitment to customer satisfaction and quality as well as values of absolute integrity. Upon consummation of the transaction, Cascade’s strict policies on confidentiality regarding competitive information will remain unchanged. TICO recognizes and respects the importance of this policy to customers and to the continued success of the business.

Further, Cascade would become an operating subsidiary of TICO, and while sharing a parent company, would remain independent of TICO’s Forklift Business Unit. Cascade would continue to serve all of its OEM and dealer customers, and would remain committed to earning their business by providing the best combination of products, price and service in the lift truck industry.

Sincerely,

Tetsuro Toyoda President Toyota Industries Corporation	Robert C. Warren, Jr. President & CEO Cascade Corporation

About Toyota Industries Corporation

Toyota Industries Corporation is a leading transportation equipment company engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally. Toyota Industries Corporation’s common stock is listed on the Tokyo Stock Exchange where it trades under the symbol “6201”. For more information about Toyota Industries Corporation, please visit www.toyotaindustries.com.

About Cascade Corporation

Cascade Corporation is one of the world’s leading manufacturers of materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent, the construction industry. Cascade Corporation’s common stock is listed on the New York Stock Exchange where it trades under the symbol “CASC”. For more information about Cascade Corporation, please visit www.cascorp.com.

Additional Information

The tender offer to purchase shares of Cascade Corporation Common Stock to which this document and the attached exhibit relate has not yet commenced, and this document and the attached exhibit are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, any securities. At the time the tender offer is commenced, Toyota Industries Corporation will cause a new wholly owned subsidiary, Industrial Components and Attachments II, Inc., to file with the SEC a Tender Offer Statement on Schedule TO (including an offer to purchase, forms of letter of transmittal and related tender offer documents, which will be mailed to Cascade Corporation shareholders). Any offers to purchase or solicitations of offers to sell shares of Cascade Corporation Common Stock will be made only pursuant to such Tender Offer Statement. Investors and Cascade Corporation shareholders are strongly advised to read, before they make any decision with respect to the tender offer, the Tender Offer Statement and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Cascade Corporation with the SEC and mailed to its shareholders, when they become available, because they will contain important information about Toyota Industries Corporation, Cascade Corporation, the tender offer, including the various terms of, and conditions to, the tender offer, and other related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the Tender Offer Statement and the solicitation/recommendation statement will be made available to all shareholders of Cascade

Corporation free of charge by contacting Cascade Corporation, Investor Relations at 2201 N.E. 201st Ave. Fairview, Oregon 97024-9718, Tele. No. (503) 669-6210. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Toyota Industries Corporation, c/o MORROW & CO., LLC, 470 West Avenue, Stamford, Connecticut 06902 or by calling toll-free 800-662-5200 or emailing info@morrowco.com.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Cascade Corporation files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Cascade Corporation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Cascade Corporation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This document and the attached exhibit contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the proposed acquisition of Cascade Corporation by Toyota Industries Corporation and any other statements about Toyota Industries Corporation or Cascade Corporation’s managements’ future expectations, beliefs, goals, plans or prospects. Any statements that are not statements of historical fact (including any statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered forward-looking statements. Readers are cautioned that all forward-looking statements are based on current expectations and involve risks and uncertainties and a number of factors could cause our actual results to differ materially from any results indicated in this document and the attached exhibit or in any other forward-looking statements made by us, or on our behalf. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, the possibility that certain conditions to the offer and the merger and to completion of the transactions will not be met, the possibility that competing offers may be made, conditions affecting the industries in which Toyota Industries Corporation or Cascade Corporation operate may change, Toyota Industries Corporation may not be able to successfully integrate Cascade Corporation’s operations and employees, and other factors that may affect Cascade Corporation and are described under the heading “Risk Factors” in Cascade Corporation’s Annual Report on Form 10-K for the year ended January 31, 2012, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The forward-looking statements contained in this document and the attached exhibit speak only as of the date on which they are made and, except as required by law, neither Toyota Industries Corporation nor Cascade Corporation express any intention or undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release and as a result, no undue reliance should be placed on these forward-looking statements.